Exhibit 99.1

NeuroSense and QuantalX Collaborate to Improve Early Detection and Treatment of Neurodegenerative Diseases

QuantalX’s direct electrophysiology imaging technology (Delphi-MD) expected to provide multiple clinically objective and accurate measurements in NeuroSense’s Phase 2 double-blind proof-of-concept clinical study in Alzheimer’s disease, expected to commence in H1 2023

CAMBRIDGE, Mass. and KFAR SABA, Israel, Feb. 9, 2023 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (NASDAQ: NRSN), a clinical-stage drug development company and QuantalX Neuroscience Ltd; the developer of Delphi-MD, a clinically objective neurodiagnostic medical device, announced today a collaboration to improve early diagnosis and treatment of neurodegenerative diseases. The NeuroSense-QuantalX collaboration comes following NeuroSense’s recent report on new biomarker data in Alzheimer’s disease (AD) and its plans to initiate a Phase 2 AD clinical trial in the first half of 2023.

QuantalX’s Delphi-MD is a breakthrough technology that supports clinicians’ neurodiagnostic gaps at the point of care through real-time monitoring of brain functionality, resulting in improved patient care and reduced associated financial burden. Delphi-MD is expected to provide multiple clinically objective and accurate measurements of brain function in a safe and simple manner in NeuroSense’s upcoming AD Phase 2 clinical trial.

In addition, the companies agreed that QuantalX’s Delphi-MD will be used for early diagnosis and ongoing monitoring of trial participants in NeuroSense’s planned future pivotal Phase 3 efficacy trial of PrimeC in people living with amyotrophic lateral sclerosis (ALS), pending the successful conclusion of its ALS Phase 2b trial.

“We’re humbled and excited to join NeuroSense in its effort to advance therapies for neurodegenerative diseases, empowering neurologists to provide better patient care through early detection and personalized disease management,” said Dr. Iftach Dolev, QuantalX CEO and Co-Founder.

“We believe the use of cutting-edge innovations like Delphi-MD is the future of early detection and treatment of neurodegenerative diseases. We are enthusiastic to work with QuantalX, whose technology complements our extensive evaluation of our platform combination drug therapy via clinical measurements and a large panel of biomarkers,” said NeuroSense CEO Alon Ben-Noon. “We envision a long-term collaboration beginning with our upcoming Phase 2 double-blind clinical study in Alzheimer’s disease, which we plan to commence in the first half of this year.”

About Alzheimer’s Disease

Alzheimer’s disease (AD) is the most common form of progressive dementia, affecting 5-10% of the population over 65 years of age, with prevalence estimates increasing exponentially with age (Singh and Fudenberg 1988). Clinically, it is characterized by a progressive deterioration of cognition, predominantly affecting episodic memory, but also resulting in loss of insight, judgment, language, changes in perception, praxis (the ability to perform day-to-day tasks), behavior, lack of sleep, mood swings, and in late stages, physical functioning (Chouraki and Seshadri 2014). The global AD treatment market is expected to grow to $5 billion in 2022.

About ALS

Amyotrophic lateral sclerosis (ALS) is an incurable neurodegenerative disease that causes complete paralysis and death within 2-5 years from diagnosis. Every year, more than 5,000 patients are diagnosed with ALS in the U.S. alone, with an annual disease burden of $1 billion. The number of patients with ALS is expected to grow 24% by 2040 in the U.S. and EU.

About PrimeC

PrimeC, NeuroSense’s lead drug candidate, is a novel extended-release oral formulation composed of a unique fixed-dose combination of two FDA-approved drugs: ciprofloxacin and celecoxib. PrimeC is designed to synergistically target several key mechanisms of amyotrophic lateral sclerosis (ALS) that contribute to motor neuron degeneration, inflammation, iron accumulation and impaired RNA regulation to potentially inhibit the progression of ALS. NeuroSense completed a Phase 2a clinical study which successfully met its safety and efficacy endpoints including reducing functional and respiratory deterioration and statistically significant changes in ALS-related biological markers indicating PrimeC’s biological activity. Through a collaboration with Massachusetts General Hospital in Boston on novel Neuron-Derived Exosomes (NDEs), NeuroSense is working to further determine the biological changes in ALS-related pathologies and the effect of PrimeC on relevant targets.  PrimeC was granted Orphan Drug Designation by the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA).

About Delphi-MD

The Delphi-MD medical device provides definitive and quantitative, real-time brain function analysis through a first-in-class direct brain network visualization technology. The device magnetically stimulates healthy or symptomatic patients’ brain networks in a simple point of care affordable test, to enable early detection and differential diagnosis of brain abnormalities.

About QuantalX

QuantalX Neuroscience, Ltd. is dedicated to tackling current brain health challenges leading to late diagnosis and misdiagnosis of neurodegenerative diseases. Delphi-MD’s breakthrough technology supports clinicians’ neurodiagnostic gaps at the point of care through real-time monitoring of brain functionality; resulting in improved patient care and reduction of associated financial burden. For more information visit     https://quantalx.com/ and follow QuantalX on LinkedIn.

About NeuroSense Therapeutics

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense’s strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

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Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the company’s PrimeC and Alzheimer’s development programs; the timing of completion of the Company’s Phase 2b study and report of topline results; the potential for PrimeC to safely and effectively target ALS; preclinical and clinical data for PrimeC; the timing of current and future clinical trials, including future phase 3, timing for reporting data; cash runway estimates; the nature, strategy and focus of the company and further updates with respect thereto; and the development and commercial potential of any product candidates of the company. Such risks and uncertainties include the risk that QuantalX’s Delphi-MD will not successfully provide clinically objective and accurate measurements of NeuroSense’s AD Phase 2 clinical trial, there will a delay in the timing of commencement of the Company’s AD Phase 2 clinical trial and the report of topline results, and other risks and uncertainties set forth in the Company’s filings with the Securities and Exchange Commission (SEC), including the Company’s Annual Report on Form 20-F filed with the SEC on April 14, 2022. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense Therapeutics Ltd. undertakes no duty to update such information except as required under applicable law.